

EASTERLY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016







PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Easterly Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 Conant Street
(No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jurgen Lika 617-303-4809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jurgen Lika _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Easterly Securities LLC _____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



BRADLEY T. CRATE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 19, 2018

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EASTERLY SECURITIES LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Easterly Securities, LLC

We have audited the accompanying statement of financial condition of Easterly Securities, LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management.. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Easterly Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 17, 2017

EASTERLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	1,182,808
Receivables		125,000
Prepaid expenses		9,133
Other assets		2,010
TOTAL ASSETS	**$**	**1,318,951**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Member	$	239,280
Accounts payable and accrued expenses		20,361
TOTAL LIABILITIES	**$**	**259,641**
MEMBER'S EQUITY		
Additional paid-in capital	$	106,067
Retained earnings		953,243
TOTAL MEMBER'S EQUITY	**$**	**1,059,310**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,318,951**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Easterly Securities LLC (the "Company") was organized on July 6, 2015 as a Delaware limited liability company. The Company began its operations as a broker-dealer on February 29, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

The Company is a wholly owned subsidiary of Easterly Partners Group LLC (the "Member"). The Member is majority owned by Easterly LLC (the "Member's Parent").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). However, in accordance with FINRA Rule 17a-5(e)(3), only the Statement of Financial Condition is made available publicly and therefore certain required statements and footnote disclosures under US GAAP are omitted from this public annual report ("Financial Statement"). The complete financial statements are filed confidentially in accordance with FINRA Rule 17a-5(e)(3).

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2016, the Company had no cash equivalents.

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes and is, therefore, required to be treated as a division of its single Member. The earnings and losses of the Company are included in the tax return of its Member and passed through to its owners and, accordingly, no provision for federal or state income taxes has been included in the financial statements. The income tax provision within this financial statement represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYC UBT"), which is $29,380. The NYC UBT is calculated as

if the Company files on a separate return basis and the amount is presented as a payable to the Member in the Statement of Financial Condition. Under the separate tax return method, an entity calculates the tax provision as if it were filing its own separate tax return based on pre-tax accounts included in the carve-out entity. This amount might not reflect the actual amount paid by the Member since the Company's operations are part of a consolidated return of the Member.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification ("ASC") 740 —Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740. As of December 31, 2016, no liability for unrecognized tax benefits was required to be recorded.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

Credit Risk

The Company maintains a checking account in one financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of the greater of $5,000 or 12.5% of the aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 during the first year of operations. At December 31, 2016, the Company had net

capital of $923,167, which was in excess of its required net capital of $32,455 by $890,712. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1 at December 31, 2016.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member under which the Member allocates certain operating expenses to the Company and the Company reimburses the Member. Such expenses may have been incurred by the Member or allocated to the Member by the Member's Parent. The allocated expenses are primarily employee costs, office occupancy expenses, and other operating overhead expenses. Employee costs are considered to be salary and related overhead, including, but not limited to Social Security tax, Medicare tax, state unemployment, healthcare insurance contributions and 401(k) benefits. Such employee costs are allocated by the Member to the Company based on the amount of time that each employee devotes to the benefits and matters of the Company. Occupancy and other overhead costs include, but are not limited to, rent, utilities, office supplies, technology, communication, dues and subscriptions and other. Such occupancy and overhead expenses are allocated monthly by the Member to the Company based on physical space and resources used by employees working for and on matters of the Company.

During the year ended December 31, 2016, total allocated expenses by the Member to the Company were $603,890 of which $207,750 was outstanding as of December 31, 2016 and was included in "Due to member" in the accompanying Statement of Financial Condition.

The Member also charges the Company for out-of-pocket expenses incurred by the employees that are directly attributable to the Company. During the year ended December 31, 2016, total out-of-pocket expenses charged by the Member to the Company were $43,858 of which $2,150 was outstanding as of December 31, 2016 and included in "Due to member" in the accompanying Statement of Financial Condition.

The accompanying financial statement have been prepared from the separate records maintained by the Company and, due to the expense sharing agreement with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 6 - FAIR VALUE

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company enters into agreements with each client and as is standard business practice, it may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally may indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into as part of normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 8 - SUBSEQUENT EVENTS

Management of the Company evaluated events that have occurred after the balance sheet date of December 31, 2016 but before the financial statement was available to be issued. Management did not identify any recognized or non-recognized subsequent event that would have required adjustment or disclosure in the financial statement.